UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

McCormick & Schmick’s Seafood Restaurants, Inc
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

579793100
(CUSIP Number)

Tilman J. Fertitta
1510 West Loop South
Houston, Texas  77027
(713) 386-7000

Steven Wolosky, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 1, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 579793100

1	NAME OF REPORTING PERSON Tilman J. Fertitta
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,496,281
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,496,281
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,496,281
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 579793100

1	NAME OF REPORTING PERSON Landry’s Restaurants, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,496,281
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,496,281
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,496,281
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 579793100

1	NAME OF REPORTING PERSON LSRI Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,496,281
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,496,281
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,496,281
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 579793100

                The following constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D filed by the undersigned.  This Amendment No. 2 hereby amends such Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)           This statement is filed by Tilman J. Fertitta, Landry’s Restaurants, Inc., a Delaware corporation (“Landry’s), and LSRI Holdings, Inc. (“LSRI”), a Delaware corporation.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A annexed hereto is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of each director and executive officer of Landry’s and LSRI .  To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)           The principal business address of each of the Reporting Persons is 1510 West Loop South, Houston, Texas 77027.

(c)           Mr. Fertitta is the Chairman, President and Chief Executive Officer of Landry’s.  Landry’s is a national, diversified restaurant, hospitality and entertainment company principally engaged in the ownership and operation of full-service, specialty location restaurants, primarily under the names of Rainforest Cafe, Saltgrass Steak House, Landry’s Seafood House, Charley’s Crab, The Chart House, Oceanaire and Bubba Gump.  LSRI is a holding company and wholly owned subsidiary of Landry’s.  Mr. Fertitta serves as the President of LSRI.

(d)           No Reporting Person, nor any person listed on Schedule A, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule A, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Fertitta is a citizen of the United States of America.  Each of the individuals listed on Schedule A are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 1,496,281 Shares owned directly by Mr. Fertitta is approximately $4,647,687, including brokerage commissions.  Such shares were acquired with his personal funds.

CUSIP NO. 579793100

Item 4.	Purpose of Transaction

Item 4 is hereby amended to add the following:

On April 4, 2011, Mr. Fertitta issued a press release announcing his intention to commence, through his affiliate LSRI, an all-cash offer to acquire all of the issued and outstanding shares of  common stock of the Issuer for $9.25 per Share, subject to certain conditions (the “Tender Offer”).  The purpose of the Tender Offer is to acquire control of, and the entire equity interest in, the Issuer.  LSRI and Landry’s currently intend, promptly following the successful completion of the Tender Offer, to consummate a second-step merger or similar business combination with the Issuer in which all outstanding Shares that are not purchased in the offer (other than the Shares held by stockholders who perfect their appraisal rights) will be exchanged for an amount in cash per Share equal to the highest price paid per Share pursuant to the Tender Offer (the “Proposed Merger”).  LSRI and Landry’s also currently intend, promptly following the successful completion of the Tender Offer, to seek maximum representation on the Issuer’s Board.

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 14,835,332 Shares outstanding, which is the total number of Shares outstanding as of March 1, 2011, as reported in the Issuer’s quarterly report on Form 10-K filed with the Securities and Exchange Commission on March 11, 2011.

As of the close of business on April 1, 2011, Mr. Fertitta owned directly 1,496,281 Shares, constituting approximately 10.1% of the Shares outstanding.

Except as set forth herein, none of Landry’s, LSRI or the individuals listed on Schedule A, directly own any Shares.  As a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, Landry’s and LSRI may be deemed to beneficially own the 1,496,281 Shares owned directly by Mr. Fertitta.  Each of Landry’s and LSRI disclaims beneficial ownership of such Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On April 1, 2011, Landry’s and Jefferies Group, Inc. (“Jefferies”) entered into a Commitment Letter pursuant to which, among other things, Jefferies has committed, directly or through one or more of its affiliates, to provide financing to Landry’s and its affiliates in an amount up to $125.0 million in connection with the Tender Offer (the “Jefferies Financing”), through the purchase of up to $125.0 million of Landry’s 11⅝% Senior Secured Notes due 2015 (the “Notes”).  The commitment of Jefferies is, and the obligation of Jefferies to advance the Jefferies Financing will be, conditioned upon, among other things, the execution of mutually satisfactory definitive documentation for the Jefferies Financing; Jefferies being satisfied in its sole discretion with its due diligence investigation of Landry’s and the Issuer; and the absence of a material adverse change in the market or with respect to Landry’s.  A copy of the Commitment Letter is attached hereto as Exhibit 99.2 and is incorporated herein by reference. Reference is made to such exhibit for a more complete description of the proposed terms and conditions of the Jefferies Financing, and the foregoing summary of such terms and conditions is qualified in its entirety by such exhibit.

CUSIP NO. 579793100

On April 4, 2011, Mr. Fertitta, Landry’s, and LSRI entered into a Joint Filing Agreement (the “Joint Filing Agreement”), in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached as Exhibit 99.3 hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Press Release dated April 4, 2011

99.2	Commitment Letter by and between Landry’s Restaurants, Inc. and Jefferies Group, Inc. dated April 1, 2011.

99.3	Joint Filing Agreement by and among Tilman J. Fertitta, Landry’s Restaurants, Inc. and LSRI Holdings, Inc. dated April 4, 2011.

CUSIP NO. 579793100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 4, 2011

/s/ Tilman J. Fertitta
Tilman J. Fertitta

LANDRY’S RESTAURANTS, INC.

By:	/s/ Tilman J. Fertitta
	Name:	Tilman J. Fertitta
	Title:	Chairman of the Board, President and Chief Executive Officer

LSRI HOLDINGS, INC.

By:	/s/ Tilman J. Fertitta
	Name:	Tilman J. Fertitta
	Title:	President

CUSIP NO. 579793100

SCHEDULE A

Directors and Officers of LSRI Holdings, Inc.

Name and Position	Present Principal Occupation or Employment; Five-Year Employment History	Principal Business Address
Tilman J. Fertitta, President and Director	Mr. Fertitta is the President and Chief Executive Officer of Landry’s and has served in such positions since 1987. Mr. Fertitta has been a Director of Landry’s since 1993.	Landry’s Restaurants, Inc., 1510 West Loop South, Houston, Texas 77027
Steven L. Scheinthal, Vice President, Secretary and Director
Mr. Scheinthal is the Executive Vice President or Vice President of Administration, General Counsel and Secretary of Landry’s and has served in such positions since September 1992.   Mr. Scheinthal has been a Director of Landry’s since 1993.   He has been licensed to practice law in the state of Texas since 1984.

Landry’s Restaurants, Inc., 1510 West Loop South, Houston, Texas 77027
Richard H. Liem, Executive Vice President and Treasurer
Mr. Liem is the Executive Vice President and Chief Financial Officer of Landry’s.  Mr. Liem has served as Executive Vice President since May 2007 and as Chief Financial Officer since June 2004.  From June 2004 to May 2007, Mr. Liem also served as Senior Vice President of Finance.  Mr. Liem joined Landry’s in 1999 as the Vice President of Accounting and Corporate Controller.  Mr. Liem has been a Director of Landry’s since 2009.  Mr. Liem is a certified public accountant.

Landry’s Restaurants, Inc., 1510 West Loop South, Houston, Texas 77027

Directors and Officers of Landry’s Restaurants, Inc.

Name and Position	Present Principal Occupation or Employment; Five-Year Employment History	Principal Business Address
Tilman J. Fertitta, President, Chief Executive Officer and Director	Mr. Fertitta is the President and Chief Executive Officer of Landry’s and has served in such positions since 1987. Mr. Fertitta has been a Director of Landry’s since 1993.	Landry’s Restaurants, Inc., 1510 West Loop South, Houston, Texas 77027
Steven L. Scheinthal, Executive Vice President or Vice President of Administration, General Counsel, Secretary and Director
Mr. Scheinthal is the Executive Vice President or Vice President of Administration, General Counsel and Secretary of Landry’s and has served in such positions since September 1992.   Mr. Scheinthal has been a Director of Landry’s since 1993.   He has been licensed to practice law in the state of Texas since 1984.

Landry’s Restaurants, Inc., 1510 West Loop South, Houston, Texas 77027

CUSIP NO. 579793100

Kenneth W. Brimmer, Director
Mr. Brimmer is the Chief Executive Officer and Chairman of the Board of STEN Corporation. Mr. Brimmer has been Chief Executive Officer of STEN Corporation since October 2003 and has been a director of STEN Corporation since February 1998. Mr. Brimmer has also been Chief Manager of Brimmer Company, LLC, a private investment company since December 2001.  Mr. Brimmer also is a director and serves on both the Audit and Compensation Committees of Hypertension Diagnostics, Inc. Mr. Brimmer has been a Director of Landry’s since 2004.

STEN Corporation, Suite 310, 10275 Wayzata Blvd., Minnetonka, Minnesota 55305
Michael S. Chadwick, Director
Mr. Chadwick is a Managing Director at Shoreline Capital Advisors and has served in such position since April 2011.  From January 2010 to March 2011, Mr. Chadwick was a Managing Director at Growth Capital Partners, a boutique investment and merchant banking firm serving the middle market.  From 1994 to 2009, Mr. Chadwick was Senior Vice President and a Managing Director in the Corporate Finance Group of Sanders Morris Harris, an investment banking and financial advisory firm. Mr. Chadwick has been a Director of Landry’s since 2001.

c/o Shoreline Capital Advisors, 1177 West Loop South, Houston, TX 77027.
Richard H. Liem, Executive Vice President, Chief Financial Officer and Director
Mr. Liem is the Executive Vice President and Chief Financial Officer of Landry’s.  Mr. Liem has served as Executive Vice President since May 2007 and as Chief Financial Officer since June 2004.  From June 2004 to May 2007, Mr. Liem also served as Senior Vice President of Finance.  Mr. Liem joined Landry’s in 1999 as the Vice President of Accounting and Corporate Controller.  Mr. Liem has been a Director of Landry’s since 2009.  Mr. Liem is a certified public accountant.

Landry’s Restaurants, Inc., 1510 West Loop South, Houston, Texas 77027
Jeffrey L. Cantwell, Senior Vice President of Development
Mr. Cantwell has been the Senior Vice President of Development of Landry’s since 2006 and has served as Vice President of Development and Director of Design and Construction since 1998.  Mr. Cantwell has been employed by Landry’s since June 1992.

Landry’s Restaurants, Inc., 1510 West Loop South, Houston, Texas 77027
K. Kelly Roberts, Chief Administration Officer—Hospitality and Gaming Division
Mr. Roberts has been the Chief Administration Officer—Hospitality and Gaming Division of Landry’s since 2007 and has served as Chief Financial Officer—Hotel Division and  Controller—Hotel Division since 2002.  Mr. Roberts has been employed by Landry’s since 1996.

Landry’s Restaurants, Inc., 1510 West Loop South, Houston, Texas 77027